SLM FUNDING LLC
SLM EDUCATION CREDIT FUNDING LLC
2001 Edmund Halley Drive
Reston, VA 20191

February 4, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Arthur Sandel, Esq.

Re:	SLM Funding LLC SLM Education Credit Funding LLC Registration Statement on Form S-3/A File Nos. 333-190926 and 333-190926-01 (the “Registration Statement”)

Dear Mr. Sandel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of SLM Funding LLC and SLM Education Credit Funding LLC (each, a “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, February 6, 2014, by 3:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrants acknowledge that (1) the disclosure in the filing is the responsibility of the Registrants, (2) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (4) the Registrants may not assert Staff comments or this action as defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Very Truly Yours,

SLM Funding LLC

By: /s/ Joseph DePaulo
Name:Joseph DePaulo
Title:    President and Chief Financial Officer

SLM Education Credit Funding LLC

By: /s/ Joseph DePaulo
Name:Joseph DePaulo
Title:    President and Chief Financial Officer